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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SonicWALL, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

835470105 (CUSIP Number)

12/31/05

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 835470105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sreekanth Ravi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,668,182
6. Shared Voting Power
7. Sole Dispositive Power 2,668,182
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,668,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.1%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer: SonicWALL, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1143 Borregas Avenue, Sunnyvale, CA 94089

Item 2.	(a)	Name of Person Filing: Sreekanth Ravi

	(b)	Address of Principal Business Office or, if none, Residence: c/o Code Green Networks, Inc., 455 West Maude Avenue, Suite 220, Sunnyvale, CA 94085

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 835470105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 3 of 5 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owed: 2,668,182*

(b) Percent of class: 4.1%, based on 64,558,353 outstanding shares of Common Stock of the Issuer as of September 30, 2005, as reported in the Issuer’s Form 10-Q filed November 8, 2005.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,668,182*

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 2,668,182*

(iv) Shared power to dispose or to direct the disposition of: -0-

* Includes 173,400 shares held by Sreekanth Ravi 1999 Pot Trust.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006
Date

/s/ Sreekanth Ravi
Signature

Sreekanth Ravi
Name/Title

Page 5 of 5 pages